John Hancock Life Insurance Company (U.S.A.) A Stock Company

SUPPLEMENTARY BENEFIT

[Accelerated Death Benefit for Chronic Illness Rider]

In this rider, “Accelerated Death Benefit” refers to an acceleration of a portion of your Life Insurance Death Benefit as described herein.

If an Accelerated Death Benefit Payment is made under this rider, values under the policy including the Death Benefit, Policy Value, Cash Surrender Value, and Cost of Insurance Charge will be reduced.

Receipt of the Accelerated Death Benefit Payment is intended to qualify for favorable tax treatment under section 101(g) of the Internal Revenue Code of 1986, as amended, and is not intended to provide long-term care insurance coverage. Accelerated Death Benefits may affect your eligibility for public assistance programs such as Medicaid, aid to families with dependent children, and supplemental security income.

There are circumstances when the Accelerated Death Benefit Payment may be included in gross income. You should seek additional information from your personal tax advisor before taking an Accelerated Death Benefit. You must voluntarily claim the Accelerated Death Benefit. We will not pay an Accelerated Death Benefit Payment if the claim is made on behalf of a creditor or for government benefits.

This rider attaches to and forms part of your policy. Unless this rider states otherwise, the provisions set out in your policy will apply to this rider. Should any provisions in the policy conflict with this rider, the provisions of this rider will prevail.

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TABLE OF CONTENTS

Rider Provisions	Section

EFFECTIVE DATE	3

DEFINITIONS	3

CONDITIONS FOR PAYMENT	5

ACCELERATED DEATH BENEFIT FOR CHRONIC ILLNESS	6

RIDER CHARGE	7

EFFECT OF ACCELERATED DEATH BENEFIT PAYMENTS ON THE POLICY	7

GENERAL PROVISIONS	8

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1. EFFECTIVE DATE

This rider takes effect at the same time as your policy.

2. DEFINITIONS

Listed below are terms that have specific meanings in this rider. Other terms may be defined in the provisions of this rider or in the policy to which this rider is attached.

Accelerated Death Benefit Amount means the portion of the Life Insurance Death Benefit that you elect to accelerate under this rider in a given Policy Year. The Accelerated Death Benefit Amount may not exceed the lesser of (i) the Accelerated Death Benefit Balance described in Section 4 (Accelerated Death Benefit For Chronic Illness) of this rider or (ii) the sum of the Annualized Per Diem Limit, the Advanced Deductions Charge, and the Advanced Interest Charge.

Accelerated Death Benefit Balance has the meaning set forth in Section 4 (Accelerated Death Benefit For Chronic Illness) of this rider.

Accelerated Death Benefit Payment has the meaning set forth in Section 4 (Accelerated Death Benefit For Chronic Illness) of this rider.

Accelerated Death Benefit Percentage means the percentage of the Life Insurance Death Benefit that is accelerated under this rider in a given Policy Year. The Accelerated Death Benefit Percentage is equal to the Accelerated Death Benefit Amount divided by the Life Insurance Death Benefit immediately before the acceleration.

Accelerated Death Benefit Pool has the meaning set forth in Section 4 (Accelerated Death Benefit For Chronic Illness) of this rider.

Activities of Daily Living means the 6 activities listed below:

(a)	Bathing which means washing oneself by sponge bath, in a tub or a shower, including the task of getting in or out of the tub or shower.

(b)

Continence which means the ability to maintain control of bowel and bladder function, and, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or a colostomy bag).

(c)	Dressing which means putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs.

(d)

Eating which means feeding oneself by getting food into the body from a receptacle (such as a plate, cup, or table) or being fed by a feeding tube or intravenously. Eating does not include preparing a meal.

(e)	Toileting which means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

(f)

Transferring which means moving into or out of a bed, chair, or wheelchair. Transferring does not include the task of getting into or out of the tub or shower or mobility outside the Life Insured’s place of residence.

Medication management, the management of financial affairs, assistance with the telephone and clinical interventions (such as but not limited to blood and/or glucose monitoring, or assistance in putting on and/or taking off compression stockings) are not Activities of Daily Living.

Advanced Deductions Charge means an amount calculated at the time of claim which represents a portion of future Monthly Deductions under the policy that would have otherwise been payable based on the life expectancy of the Life Insured.

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2. DEFINITIONS (continued)

Advanced Interest Charge means an amount calculated at the time of claim which represents an interest charge on the amount of the claim based on the life expectancy of the Life Insured. The interest rate used in the calculation of the Advanced Interest Charge will not exceed the greater of (a) or (b), each as of the calendar month ending two months before the beginning of the month in which the date of your request for the Accelerated Death Benefit Payment falls, where:

(a)	is the rate used to compute the Cash Surrender Value under the policy during the applicable period plus one percent per annum.

(b)	is the Moody’s Corporate Bond Yield Average-Monthly Average Corporates.

For example, when calculating the interest rate charged for this benefit for requests made in April, we will use January rates for the rates referenced in (a) and (b) above.

Moody’s Corporate Bond Yield Average-Monthly Average Corporates referred to above is published in the United States by Moody’s Investors Service, Inc. In the event it is no longer published, we will use a similar average published by another comparable United States bond rating agency.

The rate used to compute the Cash Surrender Value under the policy is the current rate of interest credited to the Guaranteed Interest Account (or Fixed Account, if variable life).

Annualized Per Diem Limit means the maximum amount that may be paid under this rider in a given calendar year for any Accelerated Death Benefit Payments. The daily per diem limit is declared each year by the Internal Revenue Service for chronic illness payments under section 7702B of the Internal Revenue Code. The Annualized Per Diem Limit is the daily per diem limit multiplied by the number of days in the calendar year of the Accelerated Death Benefit Payment.

Chronically Ill means the Life Insured has provided Written Certification that they have a Chronic Illness.

Chronic Illness means a condition afflicting the Life Insured where they require:

(a)	Substantial Assistance from an individual to perform at least 2 Activities of Daily Living, due to the loss of functional capacity, for a period expected to last at least 90 days; or

(b)	Substantial Supervision to protect against threats to health and safety due to a Severe Cognitive Impairment.

Elimination Period means the 90-day period from the date of the initial Written Certification that the Life Insured is Chronically Ill. We will not pay any Accelerated Death Benefit Payments until the Elimination Period has been satisfied.

Face Amount means either the Face Amount or the Total Face Amount under your policy (as applicable).

Licensed Health Care Practitioner means a Physician, a registered nurse (R.N.), a licensed social worker, or any other individual who meets the requirements as may be prescribed by the U.S. Secretary of the Treasury.

Life Insurance Death Benefit means the greater of the Face Amount (plus Policy Value only if Death Benefit Option 2 is in effect) or the Minimum Death Benefit, as described in the policy.

Physician means any person licensed in the United States of America as a Medical Doctor (M.D.) or Doctor of Osteopathy (D.O.) practicing within the scope of their license issued by the jurisdiction in which the services are rendered.

Severe Cognitive Impairment means a deficiency in the Life Insured’s short-term or long-term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness. Severe Cognitive Impairment must be established and reliably measured by clinical evidence and standardized tests.

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2. DEFINITIONS (continued)

Substantial Assistance means Hands-On or Standby Assistance required by the Life Insured more than 50% of the time the Life Insured performs each Activity of Daily Living during a calendar week. If able to perform an Activity of Daily Living by using an assistive device or equipment, the Life Insured does not require Substantial Assistance to perform that Activity of Daily Living.

•	Hands-On Assistance means the physical assistance of another person without which the Life Insured would be unable to perform that Activity of Daily Living.

•

Standby Assistance means the necessary presence of another person within arm’s reach of the Life Insured to prevent, by physical intervention, injury to the Life Insured while performing an Activity of Daily Living.

Substantial Supervision means continual supervision required by the Life Insured due to the Life Insured’s Severe Cognitive Impairment. Substantial Supervision (which may include cueing by verbal prompting, gestures, or other demonstration) by another person that is necessary to protect the Life Insured from threats to their health or safety (such as may result from wandering).

Written Certification means written evidence from a Licensed Health Care Practitioner establishing that the Life Insured is Chronically Ill. Written Certification must be received by us promptly upon issuance by the Licensed Health Care Practitioner, in a form satisfactory to us.

3. CONDITIONS FOR PAYMENT

You are eligible to request the initial Accelerated Death Benefit Payment if you satisfy the following:

(a)	We must receive Written Certification that the Life Insured is Chronically Ill;

(b)	You must satisfy the Elimination Period;

(c)

We must receive a completed claim form which specifies the Accelerated Death Benefit Amount that you are electing. We will send you a claim form within 15 days from the date we receive your request for an Accelerated Death Benefit Payment. If we fail to send the claim form within 15 days from the date we receive your request, you can submit documentation to us in writing without the claim form;

(d)	We must receive your signed disclosure statement indicating your written consent that we can pay the Accelerated Death Benefit Payment as described in such disclosure statement;

(e)	Any irrevocable beneficiary or assignee under the policy must also consent in writing in a manner that is satisfactory to us that we can pay the Accelerated Death Benefit Payment; and

(f)	Death Benefit Option 1 must be in effect or, if not already in effect, the Death Benefit Option must be changed to Option 1.

You may request subsequent Accelerated Death Benefit Payments if it has been at least 12 months since your last Accelerated Death Benefit Payment. In order to be eligible to receive such subsequent payments, you must provide updated documentation to satisfy conditions (a), (c), (d), and (e) above.

Each Accelerated Death Benefit Payment is payable immediately upon our approval of all required documentation.

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4. ACCELERATED DEATH BENEFIT FOR CHRONIC ILLNESS

Accelerated Death Benefit Pool

The Accelerated Death Benefit Pool is the maximum amount that can be accelerated under this rider. It is determined as of the date of the first Accelerated Death Benefit Payment under this rider. The Accelerated Death Benefit Pool is equal to the lesser of:

(a)	75% of the Life Insurance Death Benefit; and

(b)	$1,000,000 less any amounts accelerated under any terminal illness rider attached to this policy.

Effect of Withdrawals and Reductions in Face Amount on the Accelerated Death Benefit Pool

The Accelerated Death Benefit Pool will be reduced on the date a withdrawal or reduction in Face Amount becomes effective. Any withdrawal or reduction in Face Amount (whether requested, due to coverage lapse, or due to misstatements of age or sex) will result in a reduction of the Accelerated Death Benefit Pool.

The new Accelerated Death Benefit Pool is equal to (a) multiplied by (b) divided by (c), where:

(a)	is the Accelerated Death Benefit Pool immediately before the withdrawal or reduction in Face Amount;

(b)	is the Life Insurance Death Benefit immediately after the withdrawal or reduction in Face Amount; and

(c)	is the Life Insurance Death Benefit immediately before the withdrawal or reduction in Face Amount.

Accelerated Death Benefit Balance

The Accelerated Death Benefit Balance is equal to the Accelerated Death Benefit Pool minus the sum of all Accelerated Death Benefit Amounts accelerated under this rider and any amounts accelerated under any terminal illness rider attached to this policy.

Accelerated Death Benefit Payment

If you meet the Conditions For Payment, we will pay you an Accelerated Death Benefit Payment. The Accelerated Death Benefit Payment is equal to the greater of (a) or (b), where,

(a)	is equal to (i) minus (ii) minus (iii), where:

(i)	is the Accelerated Death Benefit Amount;

(ii)	is the Advanced Interest Charge; and

(iii)	is the Advanced Deductions Charge; and

(b)	is the Accelerated Death Benefit Percentage multiplied by the Cash Surrender Value.

If the Accelerated Death Benefit Payment would otherwise exceed the Annualized Per Diem Limit, we will recalculate the Accelerated Death Benefit Amount so that the Accelerated Death Benefit Payment will be equal to the Annualized Per Diem Limit.

Each Accelerated Death Benefit Payment will be paid as a single lump sum payment. We will not pay an Accelerated Death Benefit Payment if it would be less than $10,000 unless such payment includes the entire remaining Accelerated Death Benefit Balance.

All Accelerated Death Benefit Payments will be paid to you, your estate, or an alternative payee designated by you or your legal representative. If more than one policyowner makes a claim, we will pay the Accelerated Death Benefit Payment in the same proportion each has in the policy.

If we receive due proof of the Life Insured’s death after you invoke this benefit, but before we pay an Accelerated Death Benefit Payment, we will cancel the Accelerated Death Benefit Payment and pay the Insurance Benefit proceeds as described in the policy.

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4. ACCELERATED DEATH BENEFIT FOR CHRONIC ILLNESS (continued)

Effect of Policy Loans on Accelerated Death Benefit Payments

If there is a policy loan, a portion of the Accelerated Death Benefit Payment will be deemed a loan repayment and will reduce the amount otherwise payable to you. The amount deemed a loan repayment is the amount of Policy Debt immediately before the Accelerated Death Benefit Payment multiplied by the Accelerated Death Benefit Percentage. The amount deemed a loan repayment will also reduce outstanding Policy Debt as described in Section 6.

5. RIDER CHARGE

There is no premium due or Monthly Deduction for this rider.

6. EFFECT OF ACCELERATED DEATH BENEFIT PAYMENTS ON THE POLICY

The following provisions describe the effect of each Accelerated Death Benefit Payment on your policy. Upon your request for payment under this rider, we will furnish you with a statement showing the effect on the policy’s Death Benefit, Cost of Insurance Charges, Policy Value, Net Cash Surrender Value, and any Policy Debt. We will provide this statement again upon payment of each Accelerated Death Benefit Payment.

Effect on Life Insurance Death Benefit

Any acceleration under this rider will reduce the Life Insurance Death Benefit of your policy by the Accelerated Death Benefit Amount.

Effect on Face Amount

Any acceleration under this rider will reduce the Face Amount of your policy. If the Face Amount of the policy is made up of Base Face Amount and Supplemental Face Amount, the acceleration will exhaust the Supplemental Face Amount before reducing the Base Face Amount.

The Face Amount will be equal to the Face Amount immediately before the acceleration multiplied by (a) divided by (b), where:

(a)	is the Life Insurance Death Benefit for the policy immediately after the acceleration;

(b)	is the Life Insurance Death Benefit for the policy immediately before the acceleration.

Face Amount reductions resulting solely from Accelerated Death Benefit Payments will not be subject to any charges normally imposed by the policy for a reduction in Face Amount, and we will waive the policy restrictions on the amount, timing, and number of such reductions.

Any future scheduled increases in Supplemental Face Amount will be cancelled, and no further increases to the Face Amount of any kind can be made.

Effect on Cash Surrender Value and Policy Value

The Cash Surrender Value will be reduced by the same percentage as the Face Amount.

The Policy Value will be reduced by the same percentage as the Face Amount. We will allocate the reduction of Policy Value from the same accounts and in the same manner as withdrawals, as described in the policy.

Effect on Other Policy Features

If the policy contains a Death Benefit Protection provision or Cumulative Guarantee provision, we will reduce the Death Benefit Protection Value or the Cumulative Guarantee Policy Value, as applicable, by the same percentage as the Face Amount.

If the policy contains a No-Lapse Guarantee provision, the values associated with the No-Lapse Guarantee Cumulative Premium Test will be reduced by the same percentage as the Face Amount.

Any future increases in the death benefit payable under any supplementary benefit riders that have a cost of insurance charge will be cancelled.

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6. EFFECT OF ACCELERATED DEATH BENEFIT PAYMENTS ON THE POLICY (continued)

Effect on Cost of Insurance Charges and other Monthly Deductions

The Cost of Insurance Charge following payment of each Accelerated Death Benefit Payment will be adjusted to the Cost of Insurance Charge that would apply to the remaining Death Benefit and Net Amount at Risk.

The effect, if any, of the reduction in Face Amount on other Monthly Deductions will be as described in the policy.

Effect on Policy Debt

If there is a policy loan, then upon payment of the Accelerated Death Benefit Payment we will reduce the Policy Debt by the same percentage as the Face Amount.

Effect on Accidental Death Benefit Coverage

If your policy includes an accidental death benefit provision, the payment of the Accelerated Death Benefit Payment will not affect any accidental death benefit.

7. GENERAL PROVISIONS

Termination of this Rider

This rider will terminate on the earliest of the following dates:

(a)	the date we receive your Written Request to discontinue this rider;

(b)	the date the policy terminates;

(c)	the date the Accelerated Death Benefit Balance is exhausted.

The termination of this rider will not prejudice the payment of any Accelerated Death Benefit Payment if the Conditions For Payment were met while this rider was In Force.

Reinstatement of this Rider

You may apply to reinstate this rider according to the terms set forth in the Reinstatement provision of the policy to which it is attached, so long as this rider is In Force at the time the policy terminates.

Signed for the Company by:

President

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